Filed by CBOE Holdings, Inc.

pursuant to Rule 425 under the Securities Act of 1933, as amended

Subject Company:  CBOE Holdings, Inc.

Subject Company’s Commission File No.:  333-140574

On August 1, 2008, the Chicago Board Options Exchange, Incorporated issued the following press release.

CBOE News Release

Chicago Board Options Exchange

400 S. LaSalle Street

Chicago, IL  60605

FOR IMMEDIATE RELEASE

CBOE RECORDS BUSIEST MONTH EVER — 126.2 MILLION CONTRACTS

AVERAGE DAILY VOLUME — 5.7 MILLION CONTRACTS

CHICAGO, August 1, 2008 — The Chicago Board Options Exchange (CBOE) today announced that July was its most active month ever as a total of 126.2 million contracts traded, with an average daily trading volume of 5.7 million contracts. July’s volume beat the previous monthly record set in January 2008 when 110.8 million contracts changed hands at CBOE, averaging 5.3 million contracts per day.  July volume also was 45 percent greater than July 2007 volume of 87.2 million contracts.

Through July 2008, CBOE’s year-to-date volume totaled 683.9 million contracts, up 33 percent from the same period in 2007. Average daily volume for the period increased 32 percent from the first seven months of 2007.

Equity, ETF and Index Volume All Rise in July.  During July, trading volume in equity options totaled a record 67.2 million contracts and surpassed 46.1 million contracts traded in July 2007 by 46 percent.  Average daily volume in equity options for the month was 3.1 million, an increase of 39 percent over the 2.2 million contracts per day average in July 2007.

Total volume in ETF options rose 70 percent - to a new high of 34.4 million contracts - against July 2007. Two ETF options - S&P Depositary Receipts (SPY) and Financial Select SPDR (XLF) - set all-time monthly volume records. Trading in the cash-settled indexes during July increased 18 percent to 24.5 million contracts over July 2007, and two index options products - the Russell 2000 Index (RUT) and the Mini S&P 500 Index (XSP) - beat previous monthly volume records.

	July 2008 Volume (22 days)	% Change vs July 2007 (21 days)	% Change vs. June 2008 (21 days)	Year-To-Date Volume (147 days)	% Change vs. 2007 (145 days)

Industry Total	366,270,867	+38%	+20%	2,102,450,407	+38%
CBOE Total	126,156,707 (record)	+45%	+22%	683,916,132	+33%
CBOE Total ADV	5,734,396 (record)	+38%	+17%	4,652,491	+32%
Equity	67,178,831 (record)	+46%	+24%	360,358,540	+29%
Equity ADV	3,053,583	+39%	+18%	2,451,419	+27%
Cash-Settled Index	24,514,452	+18%	+19%	139,978,518	+11%
Cash-Settled Index ADV	1,114,293	+12%	+14%	952,235	+9%
ETF Options	34,434,752 (record)	+70%	+21%	183,548,392	+71%
ETF Options ADV	1,565,216	+62%	+16%	1,248,629	+68%
Exchange Open Interest	290,020,178	+10%	+8%	—	—

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CBOE’s July Market Share at 34.4 Percent Leads Industry
In July, CBOE’s market share of total industry volume was 34.4 percent, up 1.6 percentage points from July 2007 and up slightly from June 2008. U.S. options industry trading volume broke through the two-billion-contract mark on July 22, a new high-water mark that last year took until September 25 to reach. In addition:

•                  All CBOE index options, either singly or multiply listed, claimed 87.7 percent market share in July.

•                  CBOE’s market share for index options (multiply listed only) and options on ETFs was 34.4 percent in July.

CBOE Market Share	July 2008 Market Share	% Change vs July 2007	% Change vs June 2008	Year-To-Date Market Share	% Change vs 2007
Exchange	34.4%	+1.6%	+0.4%	32.5%	+0.7%
Equity	29.3%	0%	0%	26.7%	+0.8
Index & ETF (Multiple listings only)	34.4%	-2.0%	+0.7%	34.0%	-5.4%

July Highlights:

•                  The top five most actively traded equity options during July were Apple (AAPL), Bank of America (BAC), Citigroup, Inc. (C), Lehman Brothers (LEH), and Wachovia (WB).

•                  The top five most actively traded index and ETF options at CBOE during July were S&P 500 Index (SPX), Standard & Poor’s Depositary Receipts (SPY), iShares Russell 2000 Index Fund (IWM), PowerShares QQQ Trust (QQQQ), and Financial Select SPDR (XLF).

•                  CBOE announced its unaudited second quarter 2008 financial results, posting its tenth consecutive quarter of double-digit revenue and earnings growth.  Total revenues increased 15 percent to $97.6 million, up from $84.6 million in Q2 2007; pre-tax profit increased 36 percent to $43.9 million, up from $32.2 million a year earlier; net income rose to $25.4 million from $18.7 million in Q2 2007.

•                  CBOE announced that beginning on Friday, August 1, 2008, the Exchange would be publishing two new Volatility benchmarks — the CBOE Gold Volatility Index (ticker symbol GVZ) and the CBOE EuroCurrency Volatility Index (ticker symbol EVZ).  These indexes are benchmarks designed to measure the expected volatility of the respective underlying assets. GVZ and EVZ values will be disseminated every 15 seconds daily through all major data vendors.

•                  On July 1, CBOE launched trading in binary options contracts on the S&P 500 Index (SPX) and on the CBOE Volatility Index (VIX) . Binary options have just two possible outcomes - a payoff of a set amount or nothing at all. CBOE binary call options pay either $100 per contract if the underlying index settles at or above the strike price at expiration, or nothing at all if the underlying index settles below the strike price at expiration.

•                  July was CBOE Stock Exchange’s (CBSX) best month ever, as 350 million shares changed hands, an average daily volume of 15.9 million shares, up 207 percent over July 2007 volume of 108.9 million shares.

A single-day volume record was set on July 31 when 34.3 million shares were traded.

•                  Year-to-date volume at the CBOE Futures Exchange (CFE) was 50 percent ahead of 2007 with more than 700,000 contracts traded from January through July. CFE volume in July was down 24 compared with the previous month as 92,565 contracts changed hands in July.

•                  During July, six CBOE memberships changed hands — the highest at $2.95 million. From January through July, 83 CBOE seats have been sold.

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CBOE Individual Index and ETF Volume Figures For July 2008:

Symbol	Product	Total Volume	% Change vs July 07	% Change vs June 08	Open Interest	% Change vs 2007
SPX	S&P 500 Index	16,130,994	+19%	+18%	12,875,803	+25%
VIX	CBOE Volatility Index (options)	2,565,140	-2%	+14%	1,130,515	-35%
SPY	S&P Depositary Receipts (SPDRs)	9,750,866 (record)	+108%	+19%	10,291,873	+26%
XSP	Mini-S&P 500 Index	522,802 (record)	+411%	+79%	596,500	-29%
OEX	S&P 100 Index (American-Style Exercise)	1,007,045	-27%	+10%	245,665	-27%
XEO	S&P 100 Index (European-Style Exercise)	236,406	+26%	+12%	169,589	+56%
DJX	Dow Jones Industrial Average	835,309	0%	+33%	797,420	+9%
DIA	DIAMONDS Trust, Series 1	1,063,271	+68%	0%	1,573,985	+5%
NDX	Nasdaq-100 Index	635,817	-4%	+21%	548,914	-7%
MNX	CBOE Mini-NDX Index (based on Nasdaq-100)	344,558	-16%	-15%	1,310,927	-31%
VXN	CBOE Nasdaq-100 Volatility Index	620	—	+77%	600	—
QQQQ	PowerShares QQQ Trust	5,680,818	+61%	-2%	6,774,596	-23%
RUT	Russell 2000 Index	2,124,607 (record)	+144%	+39%	2,125,926	+5%
RVX	CBOE Russell 2000 Volatility Index (options)	2,160	—	-52%	2,840	—
IWM	iShares Russell 2000 Index Fund	6,711,390	-14%	+15%	6,808,546	-24%
SMH	Semiconductor HOLDRs Trust	95,018	-30%	-32%	691,991	-33%
OIH	Oil Services HOLDRs Trust	314,265	0%	+42%	444,716	-41%
EEM	iShares MSCI Emer Markets Index	949,414	+56%	+39%	2,097,951	+127%
XLF	Financial Select SPDR	4,723,088 (record)	+398%	+74%	8,617,559	+125%
XLE	Energy Select SPDR	1,235,217	+227%	0%	2,607,412	+102%
GLD	SPDR Gold Trust	680,341	—	185%	442,946	—

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CBOE, the largest options marketplace in the U.S. and the creator of listed options, is regulated by the Securities and Exchange Commission (SEC).For additional information about the CBOE and its products, access the CBOE website at: www.cboe.com/.

CBOE Media Contacts:
Gail Osten
(312) 786-7123
osten@cboe.com

Gary Compton
(312) 786-7612
comptong@cboe.com

Analyst Contact:
Debbie Koopman
(312) 786-7136
koopman@cboe.com

CBOE®, Chicago Board Options Exchange®, CBOEdirect®, CBOE Volatility Index®, VIX®, XEO® and OEX® are registered trademarks of Chicago Board Options Exchange, Incorporated. SPXSM, XSPSM MNXSM, CBSXSM and CBOE Stock ExchangeSM are service marks of Chicago Board Options Exchange, Incorporated.CFESM and CBOE Futures Exchange are service marks of CBOE Futures Exchange, LLC.Dow Jones®, DJIA®, and DIAMONDS® are registered trademarks of Dow Jones & Company, Inc.Dow Jones Industrial AverageSM and Options on the DowSM are service marks of Dow Jones & Company.CBOE’s Options on the Dow based on the Dow Jones Industrial Average and financial products based on the CBOE DJIA Volatility Index are not sponsored, endorsed, marketed or promoted by Dow Jones. S&P®, S&P 100®, S&P 500®, and SPDR are registered trademarks of the McGraw-Hill Companies, Inc. and are licensed for use by the Chicago Board Options Exchange, Incorporated pursuant to a License Agreement.The Russell 2000® Index is a registered trademark of The Frank Russell Company used under license.Nasdaq®, Nasdaq-100®, Nasdaq-100 Index®, and Nasdaq-100 Index Tracking StockSM are trademarks of The Nasdaq Stock Market, Inc. iShares is a service mark of Barclays Global Investors, N.A. “HOLDRS” and “HOLding Company Depositary ReceiptS” are service marks of Merrill Lynch & Co., Inc.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any state or jurisdiction in which an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

In connection with the proposed restructuring transaction, CBOE Holdings, Inc. (“CBOE Holdings”) has filed certain relevant materials with the United States Securities and Exchange Commission (SEC), including a registration statement on Form S-4. Members are encouraged to read the registration statement, including the proxy statement/prospectus that are a part of the registration statement, because it contains important information about the proposed transaction. Members are able to obtain a free copy of the proxy statement/prospectus, as well as the other filings containing information about CBOE Holdings and the Chicago Board Options Exchange, Incorporated (“CBOE”), without charge, at the SEC’s Web site, http://www.sec.gov/, and the companies’ website, http://www.cboe.com/.In addition, CBOE members may obtain free copies of the proxy statement/prospectus and other documents filed by CBOE Holdings or the CBOE from CBOE Holdings by directing a request to the Office of the Secretary, CBOE Holdings, Inc., 400 South LaSalle Street, Chicago, Illinois 60605.

CBOE Holdings, the CBOE and their respective directors, executive officers and other employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of CBOE Holdings and of the CBOE is available in the prospectus/proxy statement.